
NARCOLYZER
BREATH DOESN'T LIE

Greetings Ryan,

After nearly a decade of private research and development, we are pleased to formally announce a major milestone in the evolution of Epinal, Inc.. Our team has launched a redesigned website with investment opportunity: **Epinalinc.com** to better reflect our mission, progress, and commitment to advancing biosensing technologies for public health and safety.

For the first time in our eight-year history, we are opening a limited window for public investment through a regulated crowdfunding campaign hosted on Wefunder. We invite you to explore this opportunity at the link below:

👉 **https://wefunder.com/epinalinc**

Epinal has remained privately funded since its inception, focused solely on the scientific and technical challenges associated with creating the world's first breath-based biosensor for narcotic detection—Narcolyzer. With our research and biochemical platform now validated, we are preparing to move from the laboratory to field trials. Those are slated to begin in early 2026, with a broader commercial roll-out to targeted verticals—including transportation, law enforcement, HR compliance, Hospitals/ERs and government entities—projected for 2027.

Your interest, engagement, and potential support at this critical juncture are sincerely appreciated. We believe Narcolyzer represents not only a technological breakthrough but a new frontier in proactive, non-invasive drug detection—offering significant impact across public safety, healthcare, and workforce sectors.

We encourage you to explore our newly updated site, and more importantly, consider joining us on this journey through our Wefunder campaign.

Warmest Regards,

Dwight Dunagan, PsyD
EVP, Operations

Epinal, Inc.

www.Epinalinc.com